Exhibit 23.2

Independent Auditors’ Consent

The Stockholders

Insignia Financial Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-xxxxxx) on Form S-8 of CB Richard Ellis Group, Inc. of our report dated October 15, 2003, with respect to the consolidated balance sheet of Insignia Financial Group, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, which report appears in the registration statement (No. 333-112867) on Form S-1 of CB Richard Ellis Group, Inc. Our report refers to the adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, and to the adoption of the accounting principles set forth in Statements of Financial Accounting Standards Nos. 141 and 142 effective January 1, 2002.

/s/ KPMG LLP

New York, New York

June 9, 2004